# FORM 6-K

## SECURITIES AND EXCHANGE COMMISSION
### Washington, D.C. 20549

**Report of Foreign Private Issuer**

**Pursuant to Rule 13a-16 or 15d-16**
**of the Securities Exchange Act of 1934**

For the month of May 2007

# Kimber Resources Inc.

(Translation of registrant's name into English)

**Suite 215 - 800 West Pender St. Vancouver, British Columbia V6C 2V6 CANADA**

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐            No . ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

## Exhibit Index

| Exhibit Number | Description |
| --- | --- |
| 99.1 | Interim Financial Statements and MDA for the nine months ended March 31, 2007 |

## Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**Kimber Resources Inc.**
(Registrant)

By:/s/ " M.E. Hoole"

M.E. Hoole
Vice President & Corporate Secretary

Date    **May 14, 2007**

# KIMBER RESOURCES INC.

**Interim Consolidated Financial Statements**
*(Unaudited)*
*(stated in Canadian dollars)*

**Nine Months Ended March 31, 2007**

# KIMBER RESOURCES INC.
### Interim Consolidated Balance Sheets
*(Unaudited)*
*(stated in Canadian dollars)*

|  | March 31, 2007 | | June 30, 2006 |
|---|---|---|---|
| **ASSETS** | | | |
| **Current assets** | | | |
| Cash and cash equivalents | $ 8,124,222 | $ | 15,866,960 |
| Amounts receivable (note 4) | 886,737 | | 993,441 |
| Prepaid expenses | 83,273 | | 46,837 |
| | 9,094,232 | | 16,907,238 |
| **Equipment** (note 5) | 685,061 | | 603,347 |
| **Unproven mineral right interests** (Schedule and note 3) | 30,960,514 | | 21,749,820 |
| | $ 40,739,807 | $ | 39,260,405 |
| **LIABILITIES** | | | |
| **Current liabilities** | | | |
| Accounts payable and accrued liabilities | $ 826,183 | $ | 1,422,519 |
| | 826,183 | | 1,422,519 |
| **SHAREHOLDERS' EQUITY** | | | |
| **Share capital** (note 7) | 46,679,943 | | 42,766,942 |
| **Contributed surplus** (note 8) | 1,722,257 | | 1,796,853 |
| **Deficit** | (8,488,576) | | (6,725,909) |
| | 39,913,624 | | 37,837,886 |
| | $ 40,739,807 | $ | 39,260,405 |

Nature of operations (*note 1*)
Subsequent events (*note 9*)

Approved on behalf of the Board of Directors:

| *"S. P. Quin"* | *"R. V. Longe"* |
|---|---|
| Director | Director |

*See notes to the unaudited interim consolidated financial statements.*

# KIMBER RESOURCES INC.

Interim Consolidated Statements of Operations and Deficit

*(Unaudited)*

*(stated in Canadian dollars)*

|  | Three Months March 31, 2007 | Nine Months March 31, 2007 | Three Months March 31, 2006 | Nine Months March 31, 2006 |
|---|---|---|---|---|
|  | $ | $ | $ | $ |
| **Expenses** |  |  |  |  |
| Amortization of equipment | 6,412 | 23,108 | 4,936 | 15,583 |
| Foreign exchange loss/(gain) | 9,021 | (10,258) | (26,793) | (43,820) |
| General exploration | 777 | 40,049 | 45,474 | 92,620 |
| Interest and bank charges | 805 | 1,597 | 507 | 1,260 |
| Investor relations and shareholder communications | 16,790 | 195,332 | 58,734 | 217,677 |
| Legal and audit | 115,944 | 419,536 | 40,936 | 112,393 |
| Office and miscellaneous | 56,816 | 173,560 | 49,048 | 136,331 |
| Rent | 42,109 | 107,140 | 16,694 | 49,862 |
| Salaries and benefits | 312,074 | 684,407 | 191,413 | 499,448 |
| Transfer and filing fees | 53,436 | 85,292 | 21,008 | 85,840 |
| Travel and accommodation | 23,759 | 104,676 | 38,421 | 81,264 |
|  | 637,943 | 1,824,439 | 440,378 | 1,248,458 |
|  |  |  |  |  |
| **Loss before other items** | (637,943) | (1,824,439) | (440,378) | (1,248,458) |
|  |  |  |  |  |
| **Other items** |  |  |  |  |
| Investment income | 85,841 | 348,603 | 74,470 | 133,095 |
| Other income | 2,274 | 2,274 | - | - |
| Stock-based compensation (note 8) | (56,640) | (289,105) | (180,889) | (542,687) |
|  |  |  |  |  |
| **Net loss for the period** | (606,468) | (1,762,667) | (546,797) | (1,658,050) |
|  |  |  |  |  |
| **Deficit -  beginning of period** | (7,882,108) | (6,725,909) | (5,473,742) | (4,362,489) |
|  |  |  |  |  |
| **Deficit - end of period** | (8,488,576) | (8,488,576) | (6,020,539) | (6,020,539) |
|  |  |  |  |  |
| **Loss per share – basic and diluted** | (0.01) | (0.04) | (0.01) | (0.04) |
|  |  |  |  |  |
| **Weighted average number of common Shares outstanding** | 48,513,506 | 47,732,972 | 39,740,018 | 38,246,797 |

*See notes to the unaudited interim consolidated financial statements.*

# KIMBER RESOURCES INC.
## Interim Consolidated Statements of Cash Flows
### *(Unaudited)*
### *(stated in Canadian dollars)*

| | Three Months March 31, 2007 | Nine Months March 31, 2007 | Three Months March 31, 2006 | Nine Months March 31, 2006 |
|---|---:|---:|---:|---:|
| | $ | $ | $ | $ |
| **Cash provided by (used for):** | | | | |
| | | | | |
| **Operating Activities** | | | | |
| Net loss for the period | (606,468) | (1,762,667) | (546,797) | (1,658,050) |
| **Adjustment for items not involving cash** | | | | |
| Amortization of equipment | 6,412 | 23,108 | 35,515 | 67,581 |
| Stock-based compensation | 56,640 | 289,105 | 180,889 | 542,687 |
| | (543,416) | (1,450,454) | (330,393) | (1,047,782) |
| | | | | |
| **Net changes in non-cash working capital items** | | | | |
| Amounts receivable | 3,024 | 66,396 | (89,047) | (273,629) |
| Due from related parties | - | - | 750 | 2,250 |
| Prepaid expenses | (34,429) | (36,436) | (1,305) | (52,137) |
| Accounts payable and accrued liabilities | 41,877 | 48,881 | (47,107) | 501,445 |
| Due to related parties | - | - | (11,348) | 3,668 |
| | (532,944) | (1,371,613) | (478,450) | (866,185) |
| | | | | |
| **Investing Activities** | | | | |
| Purchase of equipment | (26,897) | (183,001) | (51,857) | (189,538) |
| Unproven mineral right interests | (2,554,421) | (9,737,424) | (2,010,954) | (6,939,459) |
| | (2,581,318) | (9,920,425) | (2,062,811) | (7,128,997) |
| | | | | |
| **Financing Activities** | | | | |
| Common shares issued for cash | 2,998,898 | 3,553,347 | 18,928,601 | 23,951,099 |
| Share issuance costs | - | (4,047) | (620,726) | (682,404) |
| | 2,998,898 | 3,549,300 | 18,307,875 | 23,268,695 |
| | | | | |
| **Decrease in cash during the period** | (115,364) | (7,742,738) | 15,766,614 | 15,273,513 |
| | | | | |
| **Cash and cash equivalents, beginning of period** | 8,239,586 | 15,866,960 | 3,795,547 | 4,288,648 |
| | | | | |
| **Cash and cash equivalents, end of period** | 8,124,222 | 8,124,222 | 19,562,161 | 19,562,161 |

*See notes to the unaudited interim consolidated financial statements.*

# KIMBER RESOURCES INC.
Interim Consolidated Schedule of Unproven Mineral Right Interests
*(Unaudited)*
*(stated in Canadian dollars)*

|  | June 30, 2006 | Net Costs | March 31, 2007 |
|---|---|---|---|
| **MEXICO** | | | |
| **Monterde Property** | | | |
| Acquisition | $ 2,238,608 | $ 488,854 | $ 2,727,462 |
| Exploration and Engineering | | | |
| Amortization | 122,016 | 78,179 | 200,195 |
| Assays | 2,031,587 | 1,302,859 | 3,334,446 |
| Drilling | 8,244,636 | 3,215,048 | 11,459,684 |
| Engineering | 1,009,830 | 350,962 | 1,360,792 |
| Environmental study | 646,591 | 387,143 | 1,033,734 |
| Field, office | 396,684 | 246,455 | 643,139 |
| Geological, geophysical | 2,877,709 | 887,143 | 3,764,852 |
| Legal | 300,883 | 86,889 | 387,772 |
| Maps, reports, reproductions | 514,157 | 180,478 | 694,635 |
| Metallurgy | 267,492 | 298,445 | 565,937 |
| Road construction | 986,489 | 284,624 | 1,271,113 |
| Salary and wages | 307,607 | 290,600 | 598,207 |
| Scoping study | 11,392 | - | 11,392 |
| Socioeconomic studies | 26,619 | 10,466 | 37,085 |
| Stakeholder costs | 42,275 | 7,909 | 50,184 |
| Supplies | 902,925 | 822,584 | 1,725,509 |
| Travel, accommodation | 771,255 | 229,831 | 1,001,086 |
| Third party recoveries | (9,931) | - | (9,931) |
|  | 19,450,216 | 8,679,615 | 28,129,831 |
|  | 21,688,824 | 9,168,469 | 30,857,293 |
| **Setago Property** | | | |
| Acquisition | 6,752 | - | 6,752 |
| Exploration | 54,244 | - | 54,244 |
|  | 60,996 | - | 60,996 |
| **Pericones Property** | | | |
| Acquisition | - | 8,148 | 8,148 |
| Exploration | - | | |
| Field, office | - | 996 | 996 |
| Geological, geophysical | - | 8,340 | 8,340 |
| Legal | - | 979 | 979 |
| Maps, reports, reproductions | - | 5,770 | 5,770 |
| Supplies | - | 4,481 | 4,481 |
| Travel, accommodation | - | 13,511 | 13,511 |
|  | - | 34,077 | 34,077 |
|  | - | 42,225 | 42,225 |
| **Total unproven mineral right interests** | $ 21,749,820 | $ 9,210,694 | $ 30,960,514 |

*See notes to the unaudited interim consolidated financial statements.*

# KIMBER RESOURCES INC.
Notes to Interim Consolidated Financial Statements
March 31, 2007
*(Unaudited)*
*(stated in Canadian dollars)*

## 1. Nature of Operations

Kimber Resources Inc. ("the Company") is incorporated in British Columbia, Canada, and is involved in the acquisition and exploration of mineral rights in Mexico. At the date of these financial statements, the Company has not yet determined whether any of its mineral rights contain economically recoverable mineral reserves. Accordingly, the carrying amount of deferred unproven mineral right interests represents expenditures made to date and does not necessarily reflect present or future values. The recovery of these costs is dependent upon the discovery of economically recoverable mineral reserves and the ability of the Company to obtain the necessary financing to complete their exploration and development and to resolve any environmental, regulatory, or other constraints.

The Company has taken steps to verify title to its unproven mineral right interests in accordance with industry standards for the current stage of exploration of these properties, however, these procedures do not guarantee that title to these rights may be subject to unregistered prior agreements or other undetected defects.

The Company does not generate cash flow from operations and accordingly, the Company will need to raise additional funds through future issuance of securities. Although the Company has been successful in raising funds in the past, there can be no assurance the Company will be able to raise sufficient funds in the future, in which case the Company may be unable to meet its obligations as they come due in the normal course of business. Should the Company be unable to realize its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts on the balance sheet.

## 2. Accounting Principles and Use of Estimates

These unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles (GAAP) and require management to make estimates and assumptions that affect the amounts reported in these unaudited interim consolidated financial statements and accompanying notes. Actual results could differ from those estimates. These unaudited interim consolidated financial statements should be read in conjunction with the Company's annual audited financial statements and accompanying notes for the year ended June 30, 2006 as these statements do not contain all the disclosures required by Canadian GAAP for annual financial statements. These unaudited interim consolidated financial statements are stated utilizing the same accounting policies and their methods of application as the most recent annual financial statements, but are not necessarily indicative of the results to be expected for a full year.

The unaudited interim consolidated financial statements include the accounts of the Company, its principal wholly owned subsidiary, Minera Monterde S. de R.L de C.V. (Mexico) and two other recently activated subsidiaries, Minera Pericones S. A. de C.V. and Kimber Resources de Mexico S. A. de C.V.

## 3. Unproven Mineral Right Interests

The Company's mineral rights are located in the State of Chihuahua, Mexico.

### Monterde Property

The Monterde Property consists of the Monterde concessions, the contiguous El Coronel concessions and staked concessions. The entire Monterde Property comprises of 34 mineral concessions in the Sierra Madre in the State of Chihuahua, Mexico.

### *Monterde concessions*
The Company owns a 100% interest in the Monterde concessions having acquired the concessions by payment of total consideration of US$1,054,900.

*(stated in Canadian dollars)*

## 3. Unproven Mineral Right Interests (continued)

***El Coronel concessions***
The Company owns a 100% interest in the El Coronel mineral concessions by having made payments of US$1,000,000.

***Staked concessions***
The Company has a 100% interest in concessions that were staked adjacent to the Monterde concessions and El Coronel concessions. There are no payment obligations for these staked concessions aside from annual taxes.

**Setago Property**

The Company staked the Setago Property in 2004, which lies approximately 24 kilometres to the west of the Monterde Property and consists of one exploration concession. The property requires no payments, other than for annual taxes ($2,178 in 2006).

**Pericones Property**

The Company, through its wholly-owned Mexican subsidiary, Minera Pericones S. A. de C.V. (Mexico), has acquired a property, approximately 6320 hectares in size in Estado de Mexico. Staking of the property was initiated some time ago, but the announcement of the acquisition was postponed until title could be made secure. The property ("Pericones") covers at least two areas which are prospective for bulk tonnage silver deposits.

## 4. Amounts Receivable

Amounts receivable at March 31, 2007 are comprised primarily of an IVA tax refundable from the Government of Mexico. The IVA Tax is 15% of expenditures in Mexico and $821,103 is due at March 31, 2007 (2006 - $583,575). The Company has been receiving IVA refunds on an ongoing basis to date, and expects to recover outstanding amounts.

## 5. Equipment

| | March 31, 2007 *(Unaudited)* | | | June 30, 2006 |
|---|---|---|---|---|
| | Cost | Accumulated Amortization | Net value | Net value |
| Camp and equipment | $473,062 | (94,918) | 378,144 | $ 309,870 |
| Camp vehicles | 224,052 | (67,365) | 156,687 | 172,931 |
| Computer equipment | 157,972 | (68,081) | 89,891 | 78,176 |
| Computer software | 54,408 | (42,663) | 11,745 | 16,924 |
| Office fixtures and equipment | 63,496 | (14,902) | 48,594 | 25,446 |
| | $972,990 | (287,929) | 685,061 | $ 603,347 |

*(stated in Canadian dollars)*

## 6. Segmented Information

| | March 31, 2007 | June 30, 2006 |
|---|---|---|
| Assets by geographic segment, at cost | | |
| Canada | | |
| Current | $ 8,038,331 | $ 15,613,404 |
| Equipment | 82,322 | 77,503 |
| Unproven mineral right interests | 3,105,538 | 2,399,083 |
| | 11,226,191 | 18,089,990 |
| Mexico | | |
| Current | 1,055,901 | 1,293,834 |
| Equipment | 602,739 | 525,844 |
| Unproven mineral right interests | 27,854,976 | 19,350,737 |
| | 29,513,616 | 21,170,415 |
| | $40,739,807 | $ 39,260,405 |

## 7. Share Capital

**a) Authorized:** 80,000,000 common shares without par value

**b) Issued and outstanding:**

| | Number of Shares | Amount |
|---|---|---|
| Balance – June 30, 2005 | 33,732,828 | $ 19,033,066 |
| Private placements | 10,380,832 | 19,095,038 |
| Exercise of options | 549,570 | 540,218 |
| Exercise of warrants | 2,451,692 | 4,413,050 |
| Less share issue costs | - | (644,307) |
| Reallocation from contributed surplus on exercise of options | - | 329,877 |
| | 13,382,094 | 23,733,876 |
| Balance – June 30, 2006 | 47,114,922 | 42,766,942 |
| Exercise of options | 538,332 | 733,348 |
| Exercise of warrants | 1,566,666 | 2,819,999 |
| Less share issue costs | - | (4,047) |
| Reallocation from contributed surplus on exercise of options | - | 363,701 |
| | 2,104,998 | 3,913,001 |
| Balance – March 31, 2007 | 49,219,920 | $ 46,679,943 |

*(stated in Canadian dollars)*

**c) Warrants**

During January and February 2007, all of the 1,566,666 outstanding warrants were exercised at $1.80 per share for $2,819,999. No warrants have been granted since June 30, 2006.

**d) Stock Options**

The Company's stock option plan allows the Company to grant up to 5,294,613 stock options, exercisable at the market price as determined on the last trading date preceding their grant, and vesting as to 1/3 of their number on the date of their grant and then 1/3 in each nine month period thereafter.

Summary of stock option activity:

| | Period ended March 31, 2007 | | Year ended June 30, 2006 | |
|---|---|---|---|---|
| | Options Outstanding | Weighted average exercise price | Options Outstanding | Weighted average exercise price |
| Balance, beginning of period | 3,402,800 | $ 1.21 | 3,435,450 | $ 1.11 |
| Granted | 575,000 | 2.52 | 527,000 | 1.64 |
| Exercised | (538,332) | 1.36 | (549,570) | 1.26 |
| Cancelled | (910,768) | 0.88 | (10,080) | 1.80 |
| Balance, end of period | 2,528,700 | $ 1.52 | 3,402,800 | $ 1.21 |

Stock options outstanding and exercisable at March 31, 2007 are as follows:

| Exercise price | Number outstanding | Number exercisable | Expiry date |
|---|---|---|---|
| $ | | | |
| 0.45 | 653,700 | 653,700 | June 2007 – October 2007 |
| 0.73 | 330,000 | 330,000 | August 2008 |
| 2.05 | 75,000 | 75,000 | January 2009 |
| 2.14 | 495,000 | 495,000 | October 2009 |
| 1.80 | 25,000 | 25,000 | December 2009 |
| 1.70 | 40,000 | 40,000 | April 2010 |
| 1.65 | 285,000 | 285,000 | September 2010 |
| 1.50 | 50,000 | 33,333 | December 2010 |
| 2.40 | 250,000 | 83,333 | July 2011 |
| 2.59 | 225,000 | 75,000 | November 2011 |
| 2.67 | 100,000 | 33,333 | December 2011 |
| | 2,528,700 | 2,128,699 | |

*(stated in Canadian dollars)*

**8. Contributed Surplus and Stock-based Compensation**

The fair value of stock options granted is estimated using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate – 3.2%-4.3% (2005 – 3.1%-3.6%); estimated share price volatility – 41%-66% (2005 – 59%-62%); expected life – 1.5-5 years (2005 – 1.5-5 years).

Option pricing models require the use of estimates and assumptions including the expected volatility. Changes in these underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide a reliable measure of the fair value of the Company's stock options.

Stock-based-compensation has been recognized for the following grants:

| | |
|---|---|
| Balance - June 30, 2005 | $ 1,366,406 |
| Options granted to employees and consultants | 760,324 |
| Share options exercised, transfer to share capital | (329,877) |
| Balance - June 30, 2006 | $ 1,796,853 |
| Options granted to employees and consultants | 289,105 |
| Share options exercised, transfer to share capital | (363,701) |
| Balance – March 31, 2007 | $ 1,722,257 |

For stock options granted and not vested, compensation expense is recognizable in future periods as follows:

| | |
|---|---|
| June 30, 2007 | 185,794 |
| June 30, 2008 | 338,684 |
| | $524,478 |

**9. Subsequent events**

On April 12, 2007 the company granted 550,000 options to directors, officers, staff and consultants of the company at an exercise price of $1.95 per share.

# Kimber Resources Inc.
## Management's Discussion and Analysis
## May 1, 2007

The following management discussion and analysis of the Company's financial position is for the three month period ended March 31, 2007 and covers information up to the date of this report. This discussion should be read in conjunction with the attached unaudited interim consolidated financial statements and related "Notes to the Interim Consolidated Financial Statements (Unaudited)" which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). The discussion and analysis may contain certain forward-looking statements about the Company's future prospects, and the Company provides no assurance that actual results will meet management's expectations.

All amounts are stated in Canadian dollars unless indicated otherwise. Additional information regarding the Company is available on SEDAR at www.sedar.com and on the Company's website at www.kimberresources.com.

## Introduction

Kimber Resources Inc. is a Canadian-based company principally engaged in the exploration of the Monterde gold/silver property (the "Property") located in the Monterde Mining District in the state of Chihuahua, Mexico. The Company's primary targets are open-pittable ore bodies, where gold and silver are amenable to extraction by heap leaching and, possibly, conventional milling. The Company's policy allocates the greater part of its funds to exploring for additional gold-silver resources on its principal asset, the Monterde Property.

While drilling exploration targets for additional gold and silver resources, the Company is advancing the Carmen deposit towards pre-feasibility status so that its full value can be recognized.

## Results of Operations

The net loss for the three month period ended March 31, 2007 was $606,468 or $0.01 per common share compared with $546,797 or $0.01 per share loss for the three months ended March 31, 2006.

During the three months ended March 31, 2007 the Company incurred $2,443,738 on its mineral properties ($2,998,760 in the three months ended December 31, 2006); $24,354 for property acquisition payments and taxes and had mineral property exploration expenditures of $2,419,384. Drilling costs were $517,675 compared to $990,156 in the quarter ended December 31, 2006 as drilling on Monterde was reduced. Assay costs during the three months ended March 31, 2007 were $502,121 compared to $398,513 for the quarter ended December 31, 2006. Geological expenditures were $303,671 compared to $291,202 in the three months ended December 31, 2006.

In accordance with the stock-based compensation policy required by the Canadian Institute of Chartered Accountants for the three months ended March 31, 2007 the Company recorded an expense of $56,640 on 295,000 stock options which had been granted in a previous period. This is a non-cash expense and does not affect the Company's operations. Without this non-cash expense, the Company would have recorded a loss of $549,828 during the three months ended March 31, 2007.

Salary and benefits expenses increased to $312,074 in the three months ended March 31, 2007 from $175,058 in the three months ended December 31, 2006 principally due to increased director activity and a restructuring of fees payable for directors.

Legal and audit costs decreased significantly to $115,944 in the three months ended March 31, 2007 from $234,865 in the previous quarter due to reduced legal bills this quarter following the successful resolution of the proxy battle and shareholder allegations in the previous quarter.

Investor relations and shareholder communications expenses decreased to $16,790 in the three months ended March 31, 2007 from $147,331 in the three months ended December 31, 2006 due to the impact in the previous quarter of the subsequently resolved proxy battle and printing, design and distribution costs for the AGM and Annual Report.

Office and miscellaneous expenses decreased during the period ended March 31, 2007 to $56,816 from $63,421 in the period ended December 31, 2006. Rent expense for the head office increased slightly to $42,109 in the period ended March 31, 2007 from $39,197 in the three month period ended December 31, 2006.

The Company recorded a loss from foreign exchange of $9,021 during the three months ended March 31, 2007. The loss comes from funds advanced to Mexico during the period that have declined in value due to fluctuations in the Mexican peso or United States Dollar relative to the Canadian dollar.

**Summary of Quarterly Results for periods ended June 30, 2005 to March 31, 2007**

|  | **Q4** Jun30/05 | **Q1** Sep30/05 | **Q2** Dec31/05 | **Q3** Mar31/06 |
|---|---|---|---|---|
| Interest income | 26,537 | 24,456 | 34,169 | 74,470 |
| Total Loss | (536,681) | (502,769) | (608,484) | (546,797) |
| Loss per share | (0.01) | (0.01) | (0.02) | (0.01) |

|  | **Q4** Jun30/06 | **Q1** Sep30/06 | **Q2** Dec31/06 | **Q3** Mar31/07 |
|---|---|---|---|---|
| Interest income | 162,867 | 144,861 | 117,901 | 85,841 |
| Total Loss | (705,370) | (418,217) | (737,982) | (606,468) |
| Loss per share | (0.02) | (0.01) | (0.01) | (0.01) |

The Company is in the exploration stage, and therefore, variances in its quarterly losses are not affected by sales or production-related factors. Increases in costs are generally attributed to growth in operations and success in financing activities, which allow the Company to undertake further development and exploration on its properties.

Revenues for the Company are for interest and gains received on cash or short-term investments (low-risk banker's acceptance notes that yield 4.1% to 4.30% on an annual basis) classified as cash. Interest revenues fluctuate according to the amounts of funds held in deposit and interest rates offered during the period. Kimber does not have revenues from mining operations and does not expect to have revenues in the near future other than interest received on cash balances.

**Financial Condition**

At March 31, 2007, the Company had working capital of $8,184,776 (December 31, 2006 - $8,206,668). The slight reduction in working capital is principally the result of expenditure on unproven mineral right interests of $2.43 million, a net operating loss of $0.55 million (excluding stock compensation expense) and some minor fixed asset purchases mostly offset by the $2.99 million proceeds from the exercise of warrants and options during the quarter.

Current liabilities were $826,183 at March 31, 2007 compared to $1,137,158 as at December 31, 2006. The Company has no long-term indebtedness or long-term obligations.

**Cash Flows**

The Company generates cash inflow from selling its shares either through financings or the exercise of existing stock options. There is a liquidity risk that these options may not be exercised if the price of the Company's share price falls below the exercise price due to market conditions.

Amounts receivable decreased by $217,503 to $886,737 during the three months ended March 31, 2007 mainly attributable to IVA tax receipts from the Government of Mexico, for previous filings, exceeding input tax credit payments for recent expenditure. Receivables for IVA, which is 15% of expenditures in Mexico, decreased during the quarter ended March 31, 2007 in line with decreased overall expenditure in Mexico during the quarter.

Prepaid expenses, which are mostly insurance policies and advances for investment conferences, increased since the fiscal year end by $34,429 to $83,273

During the nine months ended March 31, 2007 the Company issued 2,104,998 shares for net proceeds of $3,549,300 from warrant and option exercises.

## Financings

The Company has not carried out any Financings since June 30, 2006.

## Contractual Obligations

The Company has no long-term debt and does not anticipate that it will require debt financing for current planned expenditures. Kimber has no future contractual obligations to property vendors for the Monterde Property.

The Company leases its office premises under an operating lease which expires in the fiscal year ending June 30, 2011. The Company is obligated to make basic rent payments under its operating lease in each of the fiscal years from 2007 to 2011 totalling $333,009 at March 31, 2007. In addition, under the lease the Company has the obligation to pay its proportionate share of operating costs and taxes for the building.

## Capital Resources and Liquidity

Capital resources of the Company consist primarily of cash and liquid short-term investments. As at April 30, 2007 the Company's cash and cash equivalents was $7.3 million. As at April 30, 2007, the overall net working capital of the Company, being cash plus receivables less payables, was estimated to exceed $7.0 million.

If, at April 30, 2007, existing vested, in-the-money options were exercised, the Company would generate $585,064. There are no outstanding warrants.

At present, management believes that it has sufficient financial resources to continue operations at the current level until September 2007 and for general corporate purposes for the next 12 months.

The Company does not anticipate the payment of dividends in the foreseeable future.

## Related Party Transactions

Amounts paid to related parties were in the normal course of operations and were valued at fair market value as determined by management.

**Mineral Properties**

The Monterde Property, located in the Sierra Madre Mountains of southwestern Chihuahua State, is the Company's principal asset. It covers 28,000 hectares in claims which stretch for 37 kilometres along the trend of mineralization. Access to the developed part of the property is by 260 km of paved highway from Chihuahua city followed by 35 km of logging road to San Rafael, where railroad and power are also available.

The Company holds 100% of the Monterde property, free of royalties, through its wholly-owned Mexican subsidiary, Minera Monterde, S. de R.L. de C.V. In its northern part, three mineral deposits, the Carmen, Carotare, and Veta Minitas have been developed to the point of having gold and silver resources, most of them in the Measured and Indicated categories. Details of these resources are listed in the Annual Report, filed on SEDAR, and displayed on the Company's website.

The principal deposit is the Carmen on which 570 holes have been drilled. Like many other deposits in the Sierra Madre, it falls in the category oxidized, low sulphidation, epithermal. There are two satellite deposits: the Veta Minitas which is adjacent to the Carmen, and the Carotare, two kilometres to the east.

Carmen deposit

There were no changes to mineral resources on the Carmen deposit during this reporting period. The block model estimate of July 17, 2006 remains current. During the quarter, a further 12 reverse circulation holes and one core hole were completed. There is not an immediate requirement for further drilling on the Carmen deposit.

The possibility that a portion of the resources on the Carmen deposit could be mined from underground, as is the case with certain other deposits in the Sierra Madre, is being investigated.

Metallurgical testing during February consisted of characterization tests which measure the proportion, but not the kinetics, of gold and silver extractable by cyanidation. Results confirm that gold is easily extracted and that the silver recovery varies across the deposit. The next series of tests will take place after the compilation of detailed geological data, now in progress, has outlined the different silver-recovery zones within the deposit.

Carotare and Veta Minitas Deposits

Resource estimates on both the Carotare deposit (November, 2005) and the Veta Minitas deposit (November, 2004) remain unchanged.

Exploration Drilling at Carotare & El Orito

Drilling on the El Orito Norte and on extensions to the Carotare deposit ended in January 2007. No additional resources have been identified on these targets but final analyses of the results from the drilling and geological interpretation have not yet been completed.

New Drill Targets

During March and April two new drill targets were identified by geological mapping and sampling.

Structures on the Carmen deposit were followed to the south of the resources currently defined by drilling. The type of alteration typically associated with such structures has been extended for 900 metres and remains open. This drill target, now known as Carmen South, consists of at least two structures. Application has been made for a drilling permit.

The Arimo target was identified by mapping and sampling. Lying to the immediate south of one of the villages and on a major regional structure, an outcrop of silicified hydrothermal breccia has been shown to be auriferous. Further mapping and sampling is being carried out and a drill permit application has been filed.

Exploration on the Monterde Property

The first stage of the reconnaissance exploration program was completed in March. Results from the northern part of the Monterde property identified five catchment basins with significantly anomalous values in silver and gold. At least one of these areas has now been shown to include a promising occurrence of hydrothermal alteration. Results for the southern part of the Monterde property have not yet been received.

Other Properties

The Company holds two other properties, the Setago, also in the Sierre Madre, 24 km to the west of Monterde, and Pericones in Estado de Mexico. Both were acquired by staking and are 100% owned.

**Safety**

Kimber continues to encourage a safe work environment. Safety meetings are held and first aid instruction given. Protective equipment is mandatory in the vicinity of heavy machinery and underground.

**Off-Balance Sheet Arrangements**

The Company has no off-balance sheet arrangements or transactions and none are contemplated.

**Financial and Other Instruments**

The Company maintains its cash balances in Canadian dollars and converts them to United States dollars or Mexican Pesos when payments are required. No hedging has been undertaken to date as management has viewed the Canadian dollar as the stronger currency in recent years.

The Company's financial instruments consist of cash, amounts receivable, prepaid expenses, accounts payable and accrued liabilities. Property payment commitments are due in United States dollars which will vary with the Canadian/US dollar exchange rate.

**Legal Proceedings**

The Company and its subsidiaries are not parties to any legal proceedings and have no contingent liabilities.

**Changes in Accounting Policy**

There were no changes to accounting policies adopted in the three months ended March 31, 2007.

**Disclosure Controls and Procedures**

The Company has disclosure controls and procedures in place to provide reasonable assurance that material information is made known to the President and Chief Financial Officer and other officers and have concluded that its disclosure controls and procedures are effective.

**Outstanding Share Data**

The Company has one class of shares and at March 31, 2007 the Company had 49,219,920 shares issued and 51,748,620 outstanding on a fully diluted basis.

The Company has a stock option plan and at March 31, 2007 there were 2,528,700 options outstanding. Of the 2,528,700 options granted to employees, directors and consultants 2,128,699 had vested.

The Company had no warrants outstanding as at March 31, 2007. On April 12, 2007 the company granted 550,000 options to directors, officers, staff and consultants of the company at an exercise price of $1.95 per share.

**Risk and Uncertainties**

Except for historical information contained in this discussion and analysis, disclosure statements contained herein are forward-looking, which statements are subject to risks and uncertainties, which could cause actual results to differ materially from those in such forward-looking statements.

The Company is a mineral exploration company and is exposed to a number of risks and uncertainties that are common to other companies in the same business; some of these risks have been discussed elsewhere in this report and in the notes to financial statements.

The Company's financial success is subject to general market conditions, which affect mining and exploration companies. The value of the Company's mineral resources and future operating profit and loss may be affected by fluctuations in precious metal prices, over which the Company has no control, although it may choose to hedge some of its future production. The cost of exploration and future capital and operating costs are affected by foreign exchange rates for the Canadian dollar, United States dollar and Mexican peso. The Company can mitigate the effects of these rate fluctuations, to some extent, through forward purchases. Because of its limited operating record and history of losses, it may not be able to hedge future risk to the extent it feels is warranted. The Company also competes with other mining companies, which are larger and have more economic resources to acquire prospective exploration properties or producing mines.

The Company also faces certain risks and uncertainties specific to its circumstances. The Company's ability to obtain financing to explore for mineral deposits and to continue and complete the development of those properties it has classified as assets is not assured; nor is there assurance that the expenditure of funds will result in the discovery of an economic mineral deposit. The Company has not completed a feasibility study on any of its deposits to determine if it hosts a mineral resource that can be economically developed and profitably mined. While the Company has used its best efforts to secure title to all its properties and secured access to surface rights, these titles or rights may be disputed.

**Form 52-109F2 - Certification of Interim Filings**

I, Robert Longe, President and Chief Executive Officer of Kimber Resources Inc., certify that:

1.      I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of Kimber Resources Inc., (the issuer) for the period ended March 31, 2007;

2.      Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.      Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

4.      The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.      I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 11, 2007

*"Robert V. Longe"*
President and Chief Executive Officer

**Form 52-109F2 - Certification of Interim Filings**

I, Gordon Cummings, Chief Financial Officer of Kimber Resources Inc., certify that:

1.      I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of Kimber Resources Inc., (the issuer) for the period ended March 31, 2007;

2.      Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.      Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

4.      The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.      I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 11, 2007

*"Gordon Cummings"*
Chief Financial Officer